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Flamel Technologies S.A.

IMPORTANT ANNUAL MEETING INFORMATION

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MR A SAMPLE
DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A The Board of Directors recommends to vote in favor of all resolutions, except for eighteenth (18th) and nineteenth (19th) resolutions

ORDINARY RESOLUTIONS

	For	Against	Abstain
1.	☐	☐	☐
2.	☐	☐	☐
3.	☐	☐	☐
4.	☐	☐	☐
5.	☐	☐	☐
6.	☐	☐	☐
7.	☐	☐	☐
8.	☐	☐	☐
9.	☐	☐	☐
10.	☐	☐	☐
11.	☐	☐	☐

EXTRAORDINARY RESOLUTIONS

	For	Against	Abstain
12.	☐	☐	☐
13.	☐	☐	☐
14.	☐	☐	☐
15.	☐	☐	☐
16.	☐	☐	☐
17.	☐	☐	☐
18.	☐	☐	☐
19.	☐	☐	☐
20.	☐	☐	☐

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B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.   /   /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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01NS2B

ORDINARY RESOLUTIONS

1. Approval of Statutory Accounts for year ended December 31, 2012.
2. Allocation of results.
3. Renewal of Mr. Michael S. Anderson as Director.
4. Renewal of Mrs Catherine Bréchignac as Director.
5. Renewal of Mr. Guillaume Cerutti as Director.
6. Renewal of Mr. Francis JT Fildes as Director.
7. Renewal of Ambassador Craig Stapleton as Director.
8. Renewal of Mr. Elie Vannier as Director.
9. Renewal of Mr. Stephen H. Willard as Director.
10. Determination of the annual amount of Directors' attendance fees.
11. Approval of agreements referred to in article L. 225-38 et seq. of the French Commercial Code.

EXTRAORDINARY RESOLUTIONS

12. Authorization to be granted to the Board of Directors to allocate six hundred thousand (600,000) stock options and taking note of the resulting capital increases.
13. Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) existing or to be issued shares at no cost ("free shares") and establishment of the subsequent capital increases.
14. Authorization to be granted to the Board of Directors for issue of a maximum number of three hundred thousand (300,000) stock warrants (BSA) reserved for a category of persons defined by the fifteenth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.
15. Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the fourteenth resolution to the benefit of a category of persons consisting of the Company's directors and Scientific Advisory Board's members who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors.
16. Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred thousand (200,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), reserved for a category of persons defined by the seventeenth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.
17. Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the sixteenth resolution to the benefit of a category of persons consisting of any person or company having sold or transferred to the Company asset(s), including any shares, representing immediately or overtime or voting rights in any commercial enterprise.
18. Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code.
19. Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the eighteenth resolution to the benefit of a category of persons consisting of employees of the Company.
20. Powers for formalities.

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — Flamel Technologies S.A.

Instructions to the Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. (New York City Time) on June 12, 2013)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on May 13, 2013 at the Combined Shareholders Meeting of Flamel Technologies S.A. to be held on June 20, 2013 in respect of the resolutions specified on the reverse.

Please direct the Depositary how it is to vote by placing an X in the appropriate box beside each resolution.

If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to vote such Deposited Securities and the Depositary shall vote such Deposited Securities in favor of any resolution proposed by the management of the Issuer and against any resolution not proposed by such management, except in case where (i) the Issuer does not wish such vote cast, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Shares or American Depositary Shares.

NOTE: As registered owners of American Depositary Shares are not registered as holders of Shares on the registry maintained by or on behalf of Flamel Technologies, S.A., in accordance with French company law and the statutes of the Flamel Technologies S.A., registered owners of American Depositary Shares have no standing to (i) appear and vote at any meeting of holders of Shares, or (ii) propose any resolution at any shareholders' meeting. If a holder of American Depositary Shares wishes to appear and vote at any meeting of the holders of Shares, or to propose any resolution at such meeting, such holder must surrender its receipts and withdraw the corresponding Deposited Securities pursuant to Section 2.5 of the Deposit Agreement and become registered on the registry maintained by or on behalf of Flamel Technologies S.A. at least (i) one (1) Paris Business Day prior to the date of the relevant shareholders' meeting to appear and vote at such meeting, or (ii) twenty five (25) calendar days prior to the date of the relevant shareholders' meeting to propose any such resolution.

(Continued and to be marked, dated and signed, on the other side)